Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 or 15d-16

of The Securities Exchange Act of 1934

For the month of July, 2012	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954

(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

For Immediate Release

Grupo Radio Centro Calls

General Ordinary Shareholders Meeting

Mexico City, Mexico, July 19, 2012 - Grupo Radio Centro, S.A.B. de C.V. (“GRC” or the “Company”) (NYSE: RC, BMV: RCENTRO-A), announced that its Board of Directors in the meeting held on July 17, 2012, decided to call a general ordinary shareholders’ meeting to be held at 10:00 am on August 3, 2012 (the “General Ordinary Shareholders’ Meeting”). The meeting will take place at GRC’s offices located in Avenida Constituyentes 1154, Colonia Lomas Altas, 11950, Mexico City, Mexico to discuss the following:

MEETING AGENDA

I.	Discussion and approval of a transaction pursuant to which: (i) a company in which GRC holds a 25% share ownership and certain related third parties hold the remaining shares (the “Acquiring Entity”), will enter into a credit agreement with Credit Suisse and other financial institutions for up to US$95 million (the “Loan”) to finance the acquisition of the Los Angeles, California KXOS-FM radio station (the “Radio Station”) through the Acquiring Entity and its wholly-owned subsidiary; (ii) the Acquiring Entity and its wholly-owned subsidiary acquire the Radio Station in accordance with previous commitments of GRC with the seller; and (iii) GRC guarantees the Loan.

II.	Designation of delegates to comply with and execute the resolutions adopted at the General Ordinary Shareholders’ Meeting.

The Company will only allow to participate in the General Annual Shareholders’ Meeting shareholders registered in the Company’s stock registry, or that prove their ownership in accordance with Article 290 of the Mexican Securities Market Law. For shares deposited with S.D. INDEVAL, S.A. de C.V., Securities Depositary Institution, in addition to the “constancia de depósito” (deposit certificate) the record holder must submit a list with the names and addresses of the beneficial owners of the shares and the number of shares held by each beneficial owner. The representation of a shareholder or ownership of shares must be verified when applying for the meeting’s admission card. Application for admission cards must be done at Company’s headquarters, located at Avenida Constituyentes 1154, 7º floor, Colonia Lomas Altas, 11950 México City, Mexico (Attention: Lic. Alvaro Fajardo de la Mora, or Lic. Adolfo Acosta Noriega), during business hours, no later than three (3) calendar days before the General Ordinary Shareholders’ Meeting date. Any shareholder can be represented at the General Ordinary Shareholders’ Meeting by an attorney designated pursuant to a form of power of attorney to be provided by the Company. In accordance with Clause III of Article 49 of the Mexican Securities Market Law, forms of power of attorney will be provided to shareholders and/or duly authorized stock market intermediaries, at the Company’s offices. Documents relating to the General Ordinary Shareholders’ Meeting agenda are also available to shareholders at Company offices.

Mexico City, Mexico, July 18, 2012

Francisco Aguirre Gomez, Chairman of the Board of Directors

***

About GRC

GRC owns and/or operates 15 radio stations. Of these 15 radio stations, 12 stations are located in Mexico City, two stations are located in Guadalajara and Monterrey, and one station is located in Los Angeles. GRC’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

IR Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Peter Majeski
Grupo Radio Centro, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 4910	Tel: (212) 406-3694
aazpeitia@grc.com.mx	grc@i-advize.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V.
(Registrant)
Date: July 19, 2012	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer